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                              January 22, 2021

       Phillip L. Kumnick
       Chief Executive Officer
       Ipsidy Inc.
       670 Long Beach Boulevard
       Long Beach, New York 11561

                                                        Re: Ipsidy Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 15,
2021
                                                            File No. 000-54545

       Dear Mr. Kumnick:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed January 15, 2021

       Proposal No. 3, page 22

   1. Please include a form of the amendment to your certificate of incorporation that would effect the reverse
stock split.
       Proposal No. 4, page 26

   2. Proposal No. 4 appears to cover a number of material changes to your certificate of incorporation in a
single proposal. Please revise this proposal to provide a vote for each substantive matter
affecting shareholder rights as a separate matter. Alternatively, tell us how you determined that
combining each of these corporate governance changes to your certificate of
incorporation as a single matter is appropriate, including your consideration of how each provision
change substantively affects shareholder rights.
 Phillip L. Kumnick
FirstName
Ipsidy Inc. LastNamePhillip L. Kumnick
Comapany
January  22,NameIpsidy
             2021      Inc.
January
Page  2 22, 2021 Page 2
FirstName LastName
Proposal No. 5, page 28

3. Please disclose whether there are any current plans to make specific grants or awards under the amended 2017 Incentive Stock Plan. If so, please include the New Plan Benefits table or tell us why you do not believe that the table is required.
         Refer to Item 10(a)(2) of Schedule 14A. If there are no current plans to make specific awards under the plan or the benefits or amounts are not determinable, please revise your disclosure to provide a statement to that effect.
4. We note that you disclose the classes of persons eligible to participate in the 2017
         Incentive Stock Plan. Please revise to also disclose the approximate number of persons in each such class. See Item 10(a)(1) of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Edwin Kim, Staff
Attorney, at (202) 551-3297 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Stephen M. Fleming, Esq.